13 February 2023

VIA EDGAR

Heather Clark

Office of Manufacturing

Division of Corporation Finance

U.S. Securities and Exchange Commission

Washington, D.C. 20549

Re: Comment Letter dated December 21, 2022; File No. 001-37649

In response to the U.S. Securities and Exchange Commission (“SEC”) letter dated February 2, 2023, Minim, Inc. (the “Company” or “we”) provides the below responses to each of the SEC’s comments.

Form 10-K/A for the Year Ended December 31, 2021

Item 9A Controls and Procedures

Managements Report on Internal Control over Financial Reporting, page 35

SEC Comment 1: We note your response to prior comment 1. Please respond to us to explicitly state whether your internal controls over financial reporting are effective or not effective at December 31, 2021, in accordance with Item 308(a)(3) of Regulation S-K.

Company Response 1: Management has determined that internal controls over financial reporting were not effective as of December 31, 2021. In the Form 10-K/A, we stated “the Company did not have properly designed internal controls over financial reporting to account for inventory transactions.” Going forward, if the Company does not have effective controls over financial reporting, we will state that the controls are “not effective.”

Form 10-Q for the Quarter Ended September 30, 2022

Item 4. Controls and Procedures, page 22

SEC Comment 2: We note your response to prior comment 2, however we do not believe your response completely responds to our comment. It is not clear how you determined your disclosure controls and procedures and internal controls over financial reporting were effective at September 30, 2022, in light of the previously disclosed material weaknesses. Please clearly explain to us the circumstances and changes that lead to effective controls at September 30, 2022 despite the disclosure that remediation of your material weaknesses has not yet been completed.

Company Response 2: The Company’s management assesses that disclosure controls and procedures and internal controls over financial reporting were not effective as of September 30, 2022 as it pertained to the inventory deficiency identified as of December 31, 2021. The Company had implemented controls to remediate the deficiency. As of September 30, 2022, the remediating controls did not have sufficient period of time to validate that the controls were operating effectively.

Form 8-K furnished November 10, 2022

Exhibit 99.1, page 7

SEC Comment 3: We note your response to prior comment 3 that the adjustment “GAAP sales net to revenue bookings” in your Adjusted EBITDA measure is required in the calculation of your debt covenants. However, we note that you currently do not present or discuss your debt covenants in your MD&A section. We believe that in order to use the exception in Item 10(e)(5) of Regulation S-K you would need to conclude that the covenant was material enough to be required to be disclosed within your Form 10-K such as within your MD&A section, and you would also need to include the disclosures indicated in Question 102.09 of the Non-GAAP Compliance and Disclosure Interpretations. Please revise or advise accordingly.

Company Response 3: The Company has determined that prospectively it will exclude the GAAP sales net to revenue bookings in its filings and incorporate adjusted EBITDA into its MD&A within its 10Ks and 10Qs.

SEC Comment 4: Your response to prior comment 6 indicates that you believe the events are non-recurring as a result of the material weaknesses and related errors. However, the inventory costing error corrected your inventory balances as of December 31, 2021 and March 31, 2022, and presumably inventory costs going forward would be based on appropriate inventory balances. We do not believe it would be appropriate to adjust the margin or net income amounts to reflect what would have been the amount had the errors not been corrected. Additionally, we continue to have concerns about the adjustment related to the inventory reserves for one product. We continue to believe that this adjustment is not consistent with the guidance in Question 100.01 of the Staff’s C&DI on Non-GAAP Financial Measures as we believe this type of inventory write-off or provision represents normal charges incurred by businesses. Please revise to remove these adjustments from your non-GAAP financial measures in future filings. We further note that you may disclose the impact of the error and the inventory provision by separately identifying and quantifying the amounts in footnote or other disclosure, without adjusting the gross margin or net income measure. Please revise accordingly.

Company Response 4: We agree with the staff that the Company will remove an adjusted gross margin or net income related to these inventory adjustments in prospective filings.

If the staff has further comments, please let me know.

Sincerely,

/s/ Dustin Tacker

Dustin Tacker

Chief Financial Officer

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